EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
FGX International Holdings Limited:
We consent to the use of our report dated March 31, 2006, except for notes 19 and 21, which are as of October 24, 2006, with respect to the consolidated balance sheets of FGX International Holdings Limited and subsidiaries as of January 1, 2005 and December 31, 2005, and the related consolidated statements of operations, redeemable preferred stock, changes in shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the fiscal years ended December 27, 2003, January 1, 2005 and December 31, 2005 and the use of our report dated March 31, 2006 with respect to the related financial statement schedule, included herein and to the references to our firm under the headings “Summary Financial Information,” “Selected Historical Financial Data,” and “Experts” in the prospectus.

/s/ KPMG LLP

Providence, Rhode Island
December 20, 2006